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May 15, 2007

VIA DHL

Stephen Krikorian, Accounting Branch Chief
Charles White, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549


Re:      Gottaplay Interactive, Inc.
         Form 10-KSB/A for the Fiscal Year Ended September 30, 2006 SEC File No. 000-50806

Gentlemen:

This letter is submitted in response to your comment letter issued in the above referenced matter, dated March 15, 2007. Upon the SEC's approval of our responses and note revisions, we will immediate amend Form 10-KSB/A. Our response follows:

Form 10-KSB/A

Notes to the Consolidated Financial Statements

Revenue Recognition and Deferred Revenues

ISP Division, page F-10

1. We note your response to prior comment number 3, including your revised ISP and digital video services division revenue recognition policy and re reissue a portion of the comment. Explain the types of products that are shipped in connection with your ISP division sales. In this respect, explain whether these products are delivered at the beginning of the arrangement to allow your customers to enable them to obtain internet service. If so, tell us why you believe that delivery of this product represents to culmination of an earning process. Please clarify how your accounting complies with Section A.3.f of SAB Topic 13.

Response:

We do not deliver any product with our internet service. Any such equipment required is purchased by our customer from third party suppliers. In this regard, we have revised our disclosure as follows:

ISP Division

Internet related revenues are recorded when they are rendered and earned. Revenues from support and maintenance contracts are recognized over the term of the contract. Provisions for discounts and rebates to customers and other allowances and adjustments are provided for in the same period the related sales are recorded. At September 30, 2006, the Company reported deferred revenues and pre-billed revenues of $247,062, of which a significant portion will be fully recognized in the month of October 2006.

If you have any further questions or comments, please do not hesitate to call M. Carroll Benton, Chief Financial Officer (253-310-5455) or myself.

                        3226 Rosedale Street, Suite #200
                               Gig Harbor WA 98335
          253.853.4145                                FAX:  800.891.4792
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Respectfully submitted,

/s/ John P. Gorst
------------------------------------------------
John P. Gorst, Chief Executive Officer

Cc:      M. Carroll Benton, Chief Financial Officer
         Lake and Associates, Certified Public Accountants